Silver Elephant Closes Private Placement for Gross Proceeds of $192,000

Vancouver, British Columbia, August 17, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2N) announces it has closed the first tranche of its private placement offering (the "Placement") announced on June 23, 2023.

Pursuant to the Closing, the Company issued in the aggregate 639,999 Units for aggregate gross proceeds of $192,000. Each Unit consists of one common share of the Company and one-half of a share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of 24 months from the date of issuance (the "Units").

In connection with a portion of the closing of the first tranche,  a finder's fee was paid in the amount of $210.

John Lee, Executive Chairman, subscribed for 180,000 Units for gross proceeds of $54,000. The issuance of Units to insiders pursuant the Placement are considered related party transactions within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI-61-101"). The Company relies on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(a) of MI 61-101 on the basis that participation in the Placement by insiders will not exceed 25% of the fair market value of the Company's market capitalization. The Company will file a material change report in respect of the related party transaction in connection with the Placement.

The securities issued as part of the Private Placement is subject to a regulatory hold period expiring on December 18, 2023.

Proceeds of the Placement are expected to be used for the Company's mineral project development and for general working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.